UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

On December 18, 2023, Mereo BioPharma Group plc (the “Company”) held a general meeting of the Company and the resolution described below was passed as proposed. Of the ordinary shares entitled to vote, there were 400,322,742 ordinary shares represented in person or by proxy at the general meeting. The matters voted upon at the general meeting, and the final results of such voting are set forth below. A “vote withheld” is not a vote in law and votes withheld had no effect on the proposals.

Resolution

That the Company amend its articles of association to specify that the quorum for any meeting of the shareholders shall not be less than 33 1/3% of the Company’s issued and outstanding ordinary shares (the “Articles Amendment”). The Company sought shareholder approval of a resolution to approve the Articles Amendment to enable the Company to comply with Nasdaq listing rules pertaining to shareholder meeting quorum requirements as of January 1, 2024. The Articles Amendment took effect from the conclusion of the general meeting. The Company’s New Articles of Association are set forth in Exhibit 3.1 hereto and incorporated by reference herein.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
390,685,047	99.64%	1,421,765	0.36%	8,215,930

Based on the foregoing votes, the Company’s shareholders approved the resolution.

The information in this Report on Form 6-K, including Exhibit 3.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Numbers 333-239708 and 333-258495) and Form S-8 (File Numbers 333-231636, 333-236498, 333-252147, 333-262151 and 333-269388).

Exhibit Index

Exhibits
3.1	New Articles of Association of Mereo BioPharma Group plc, dated December 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel